Resignation of Armando C. Ibarra, CPAs

                            Armando C. Ibarra, CPAs
                                  350 E Street
                             Chula Vista, CA 91910
                    Tel: (619) 422-1348 Fax: (619) 422-1465


April 30, 2003

Latinocare Management Corp.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117



Dear Mr. Lei:

We are advising you as follows:

1. Armando C. Ibarra, CPAs resigned as auditor effective April 5, 2003 at the request of Latinocare Management Corp.

2. In connection with the audit of the most recent fiscal year, no disagreement(s) exist with any former accountant on any matter of accounting, principles, or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit report by Armando C. Ibarra, CPAs for the year ended December 31, 2001, contained an opinion which included a paragraph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report by Armando C. Ibarra, CPAs for the year ended December 31, 2001, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

I trust this letter will fulfill your requirements.

Sincerely,


/s/ Armando C. Ibarra
Armando C. Ibarra, CPAs